Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: (212) 318-3000 facsimile: (212) 318-3400

April 21, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form SB-2
Filed January 15, 2005
File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), we hereby submit to you Amendment No. 9 (“Amendment No. 9”) to the Company’s above-referenced Registration Statement on Form SB-2 on Form S-1 (the “Registration Statement”), reflecting changes made in response to the Staff’s comment letter dated October 10, 2007 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.  Copies of your letter and a courtesy copy of Amendment No. 9 to the Registration Statement are being provided supplementally with a copy of this letter for your convenience.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.
We acknowledge your response to comment 1.  Please amend your registration statement on Form SB-2 to reflect the revisions resulting from our comment letters dated 5/1/06; 12/13/06; 1/25/07; 3/13/07; 5/24/07; and 8/28/07, as applicable.  Additionally, please refer to Item 310(g) of Regulation S-B and provide updated audited financial statements for the years ended September 30, 2006 and 2005, as well as unaudited interim financial statements and related information for the period ended June 30, 2007.

Response:  The Company has reviewed Item 310(g) of Regulation S-B and we have provided updated audited financial statements in Amendment No. 9 for the years ended September 30, 2007 and 2006, as well as unaudited financial statements for the three-month period ended December 31, 2007.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 21, 2008

Notes to Condensed Consolidated Financial Information

Note I — Restatement of Quarterly Financial Statements, page F-45

2.
We acknowledge your response to comment 2. Please amend your June 30, 2007 Form 10-QSB to reflect the revised restatement information as presented to us in your letters furnished via EDGAR on July 9, 2007 and September 26, 2007.

Response:  Amendment No. 1 to the Company’s Form 10-Q for the period ended June 30, 2007 was furnished via EDGAR on March 3, 2008 and the Company received a no review letter from the Commission dated as of March 18, 2008 pertaining to this amended quarterly report.

Note J – Restatement of June 30, 2005 Quarterly Financial Statements, page F-48

3.
We acknowledge your response to comment 3. Please amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

Response:  Amendment No. 2 to the Company’s Form 10-Q for the period ended June 30, 2006 was furnished via EDGAR on March 3, 2008 and the Company received a no review letter from the Commission dated as of March 18, 2008 pertaining to this amended quarterly report.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

4.
We acknowledge your response to comment 4. Please amend your September 30, 2006 Form 10-KSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

Response:  Amendment No. 1 to the Company’s Form 10-KSB for the period ended September 30, 2007 was furnished via EDGAR on March 3, 2008 and the Company received a no review letter from the Commission dated as of March 18, 2008 pertaining to this amended annual report.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 21, 2008

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.